Exhibit 99.33

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

August 26, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on August 26, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that its business combination with Skye Resources Inc. (“Skye”) was completed.

HudBay also announced the appointment of Colin K. Benner as a director of HudBay and David S. Bryson as Vice-President and Chief Financial Officer of HudBay.

Item 5	Full Description of Material Change

HudBay announced that its business combination with Skye was completed. Effective August 26, 2008, 31,295,685 HudBay shares were issued to former Skye shareholders under a Plan of Arrangement pursuant to the Business Corporations Act (British Columbia). Skye common shares were automatically exchanged on a basis of 0.61 HudBay common shares and C$0.001 in cash for each Skye common share held.

HudBay also announced that Colin K. Benner, formerly Vice Chairman and Chief executive Officer of Skye, was appointed a director of HudBay and David S. Bryson was appointed as Vice President and Chief Financial Officer of HudBay. The appointment of Mr. Bryson comes as Jeffrey Swinoga has resigned his position as Vice President and Chief Financial Officer of HudBay to pursue other opportunities.

Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice President and General Counsel of HudBay, (416) 362-2335.

Item 9	Date of Report

September 5, 2008.